500 PLAZA DRIVE

SECAUCUS, NJ 07094

February 3, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Blaise Rhodes and Adam Phippen

Re: The Children’s Place, Inc.

Form 10-K for the Fifty-Two Weeks Ended February 1, 2025

Form 8-K filed April 11, 2025

Form 10-Q for the Quarterly Period Ended November 1, 2025

File No. 000-23071

Dear Messrs. Rhodes and Phippen:

Set forth below are the responses of The Children’s Place, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission contained in the letter to John Szczepanski dated January 21, 2026 (the “Letter”). For your convenience, we have included the text of your comments set forth in italics.

Form 10-K for the Fifty-Two Weeks Ended February 1, 2025

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1. You discuss adjusted selling, general and administrative expenses and adjusted operating income leveraged basis points and percentages of net sales without presenting or discussing the most directly comparable GAAP measure with equal or greater prominence. Please revise future disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K or explain why a revision is not necessary. Refer to Question 102.10(a) of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and will revise future disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K by presenting or discussing the most directly comparable GAAP measure with equal or greater prominence.

Non-GAAP Reconciliation, page 37

2. We note numerous adjustments to your non-GAAP measures in Fiscal 2024. Please tell us your consideration of providing reconciliations in tabular form for clarity. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have reviewed Item 10(e)(1)(i)(B) of Regulation S-K, which requires a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure calculated and presented in accordance with GAAP.

The Company provides its reconciliation of GAAP to non-GAAP financial measures in narrative form as it believes it is an understandable method and is helpful to the reader to review these adjustments in conjunction with the description of the variances for period-over-period changes in GAAP metrics. The Company will revise the presentation of its reconciliation by including a tabular format in future disclosures, as set forth in Appendix A.

Form 8-K filed April 11, 2025

Exhibit 99.1, page 1

3. The second line item on page 1 reports the third consecutive quarter of adjusted profit and discussions on pages 3 and 4 discuss adjusted selling, general and administrative expenses and adjusted operating income leveraged basis points and percentages of net sales without presenting or discussing the most directly comparable GAAP measure with equal or greater prominence. Please revise future disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K or explain why a revision is not necessary. Refer to Question 102.10(a) of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and will revise future disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K by presenting or discussing the most directly comparable GAAP measure with equal or greater prominence.

Exhibit 99.1, page 7

4. Reference is made to page 7. Please tell us the Adjusted net income (loss) effective tax rate for each period presented and explain why it’s reasonable. In this regard, tell us your consideration of including current and deferred income tax expense commensurate with this non-GAAP measure of profitability. Refer to Question 102.11 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and have reviewed Question 102.11 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company includes current and deferred income tax expense commensurate with the non-GAAP measure of profitability. The Company calculates a separate income tax provision using adjusted income (loss) before provision for income taxes. The adjustments to arrive at Adjusted net income (loss) are not presented “net of tax”. Income taxes are shown as a separate adjustment in the Company’s reconciliation from GAAP to Adjusted net income (loss).

The Company’s Adjusted net income (loss) effective tax rate is set forth below, accompanied by the rationale for its reasonability.

	Quarter Ended		Fiscal Year Ended
	February 1, 2025	February 3, 2024	February 1, 2025	February 3, 2024
	($ in thousands)
Adjusted provision for income taxes	$9,191	$53,333	$11,484	$40,823
Adjusted net income (loss) before provision for income taxes	$(411)	$(39,377)	$16,973	$(62,490)
Adjusted net income (loss) effective tax rate	(2,238)%	(135)%	68%	(65)%
	A	B	C	D

A - The adjusted effective tax rate was (2,238)% for the quarter ended February 1, 2025, primarily due to the following reasons 1) an increase in full year adjusted pre-tax income for Fiscal 2024 compared to the forecasted adjusted pre-tax income as of the end of the Third Quarter 2024, which primarily impacted the U.S., the Company’s primary jurisdiction, resulting in an increase in current tax expense for Fiscal 2024 that was recorded in the Fourth Quarter 2024; 2) the Company incurring current tax expense on an adjusted basis in select jurisdictions the Company operates in; 3) the near break-even adjusted pre-tax loss; and 4) the establishment of a valuation allowance against the Company’s net deferred tax assets during Fiscal 2023, further described in Note B below, that was maintained in Fiscal 2024.

B - The adjusted effective tax rate was (135)% for the quarter ended February 3, 2024, primarily due to the establishment of a valuation allowance against the Company’s net deferred tax assets in the Fourth Quarter 2023. As of the end of the Fourth Quarter 2023, it was determined that it was not more likely than not that the Company’s deferred tax assets would be realized. This assessment was performed on both a GAAP and non-GAAP or as adjusted basis, resulting in the same conclusion that a valuation allowance was required. Thus, in the Fourth Quarter 2023, the Company increased its valuation allowance, primarily related to U.S. deferred tax assets which impacted the adjusted effective tax rate.

C - The adjusted effective tax rate was 68% for the fiscal year ended February 1, 2025, primarily due to the valuation allowance against the Company’s net deferred tax assets and the impact of incurring current tax expense in select jurisdictions the Company operates in. Refer to Note A for further detail.

D - The adjusted effective tax rate was (65)% for the fiscal year ended February 3, 2024 primarily due to the establishment of a valuation allowance against the Company’s net deferred tax assets in the Fourth Quarter 2023. Refer to Note B for further detail.

Form 10-Q for the Quarterly Period Ended November 1, 2025

Financial Statements

Consolidated Statements of Cash Flows, page 6

5. Reference is made to your “Proceeds from rights offering” and “Repayment of related party term loan” line items. We note your disclosure on page 17 that $60.2 million worth of shares was paid with the delivery of indebtedness of borrowed money owed by you to Mithaq and you received $29.8 million in gross proceeds from the Rights Offering. Please tell us your consideration of reflecting only $29.8 million of proceeds from the Rights Offering and a $60.2 million non-cash financing activity in your Consolidated Statements of Cash flows. Refer to ASC 230-10-50-3 through 50-6.

Response: We acknowledge the Staff’s comment and have reviewed ASC 230-10-50-3 through 50-6.

On February 6, 2025, the Company completed a rights offering, pursuant to which Mithaq Capital SPC (“Mithaq”) purchased 6.7 million shares of common stock, which included a payment of $5.1 million of the subscription price for such shares in cash and $60.2 million of the subscription price for such shares by delivery of indebtedness for borrowed money owed by the Company to Mithaq pursuant to one of its term loans. Total proceeds received from the rights offering were $90.0 million.

The Company believes that the $60.2 million proceeds used to repay the Mithaq term loan was constructively received in cash, resulting in total cash proceeds of $90.0 million. As a result, the Company presented the transaction on a gross basis in the Statement of Cash Flows within financing activities by separately reflecting cash inflows of $90.0 million as “Proceeds from rights offering” and cash outflows of $60.2 million as a “Repayment of related party term loan”. For administrative purposes, the Company only received $29.8 million in cash proceeds in its bank account, but the substance of the transaction is that the Company received gross proceeds of $90.0 million and immediately used those funds to repay a portion of the Mithaq term loan. While there was no exchange of currency or an entry into the Company’s bank account, the substance and economic result was as if an exchange of currency or an entry into its bank account had occurred. The transfer agent merely facilitated the transaction.

The Company believes it is appropriate to reflect the cash received of $29.8 million, in addition to the constructive cash flows of $60.2 million on a gross basis in the statement of cash flows, resulting in no non-cash financing activity disclosure.

We believe the responses above fully address the comments contained in the Letter. Please email me at jszczepanski@childrensplace.com if you have any questions regarding the above or require any additional information.

Very truly yours,

/s/ John Szczepanski
John Szczepanski
Chief Financial Officer

cc:	Muhammad Umair
Jared Shure

Appendix A

	Fiscal Year Ended
	February 1, 2025
	(In thousands, except per share amounts)
	Operating income (loss)	Gross profit	Selling, general and administrative expenses	Net income (loss)	Diluted income (loss) per common share
As reported (GAAP)	$(13,701)	$459,461	$405,550	$(57,819)	$(4.53)
Fleet optimization	1,428	—	(1,428)	1,428
Restructuring costs	11,678	—	(11,678)	11,678
Accelerated depreciation	2,246	—	—	2,246
Asset impairment charges	28,000	—	—	28,000
Change of control	14,589	905	(13,684)	14,589
Contract termination costs	7,008	—	(7,008)	7,008
Credit agreement / lender-required consulting fees	2,390	—	(2,390)	2,390
Canada distribution center closure	781	—	(781)	781
Professional and consulting fees	580	—	(580)	580
Provision for legal settlement	(2,279)	—	2,279	(2,279)
Aggregate impact of non-GAAP adjustments	66,421	905	(35,270)	66,421
Income tax effect (1)	—	—	—	(3,113)
Net impact of non-GAAP adjustments	66,421	905	(35,270)	63,308
As adjusted	$52,720	$460,366	$370,280	$5,489	$0.43
% of Net Sales (GAAP)	(1.0)%	33.1%	29.3%	(4.2)%
% of Net Sales (As adjusted)	3.8%	33.2%	26.7%	0.4%

	Fiscal Year Ended
	February 3, 2024
	(In thousands, except per share amounts)
	Operating loss	Gross profit	Selling, general and administrative expenses	Net loss	Diluted loss per common share
As reported (GAAP)	$(83,798)	$445,274	$447,343	$(154,541)	$(12.34)
Fleet optimization	3,086	—	(3,086)	3,086
Restructuring costs	10,458	—	(10,458)	10,458
Accelerated depreciation	1,959	—	—	1,959
Asset impairment charges	34,543	—	—	34,543
Contract termination costs	2,961	—	(2,961)	2,961
Credit agreement / lender-required consulting fees	1,762	—	(1,762)	1,762
Provision for legal settlement	3,000	—	(3,000)	3,000
Settlement payment received	(6,461)	—	6,461	(6,461)
Aggregate impact of non-GAAP adjustments	51,308	—	(14,806)	51,308
Income tax effect (1)	—	—	—	(80)
Net impact of non-GAAP adjustments	51,308	—	(14,806)	51,228
As adjusted	$(32,490)	$445,274	$432,537	$(103,313)	$(8.25)
% of Net Sales (GAAP)	(5.2)%	27.8%	27.9%	(9.6)%
% of Net Sales (As adjusted)	(2.0)%	27.8%	27.0%	(6.4)%